SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Plures Technologies, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

72941C104
(CUSIP Number)

Russell Cleveland
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210, LB 59
Dallas, TX 75206
214-891-8294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

2/8/2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ♦.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Global Entrepreneurs Fund, Inc. 75-2533518

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ♦
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
446,397 (1) (2)

8 SHARED VOTING POWER
2,414,708 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
521,397 (1) (2)

10 SHARED DISPOSITIVE POWER
3,539,707 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
521,397 (1) (2) (3) (4) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.   Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of an $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 125,774 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $1,387,499 Promissory Note which converts into 462,500 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 462,499 warrants which converts into 462,499 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 10,000 shares of common.  20,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 10,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 10,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Entrepreneurial Fund Ltd. 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ♦
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
83,333 (1) (4)

8 SHARED VOTING POWER
2,414,708 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
124,999 (1) (2)

10 SHARED DISPOSITIVE POWER
3,539,707 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,333 (1) (2) (3) (4) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.  Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of an $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 125,774 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $1,387,499 Promissory Note which converts into 462,500 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 462,499 warrants which converts into 462,499 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 10,000 shares of common.  20,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 10,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 10,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

 SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Universal Growth Investment, PLC. 071-72703-06429

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ♦
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
1,874,978 (1) (3)

8 SHARED VOTING POWER
2,414,708(1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
2,883,311 (1) (3)

10 SHARED DISPOSITIVE POWER
3,539,707 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,838,311 (1) (2) (3) (4) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.  Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of an $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 125,774 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $1,387,499 Promissory Note which converts into 462,500 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 462,499 warrants which converts into 462,499 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 10,000 shares of common.  20,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 10,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 10,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Capital Group Inc. 75-2053968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ♦
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
10,000 (1) (5)

8 SHARED VOTING POWER
2,414,708 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
10,000 (1) (5)

10 SHARED DISPOSITIVE POWER
3,539,707 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000 (1) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.  Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of an $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 125,774 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $1,387,499 Promissory Note which converts into 462,500 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 462,499 warrants which converts into 462,499 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 10,000 shares of common.  20,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 10,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 10,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON Z. Eric Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ♦
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0 (1) (5)

8 SHARED VOTING POWER
2,414,708 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
0 (1) (5)

10 SHARED DISPOSITIVE POWER
3,539,707 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.   Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of an $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 125,774 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $1,387,499 Promissory Note which converts into 462,500 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 462,499 warrants which converts into 462,499 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 10,000 shares of common.  20,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 10,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 10,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON Russell Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ♦
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0 (1)

8 SHARED VOTING POWER
2,414,708 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
0 (1)

10 SHARED DISPOSITIVE POWER
3,539,707 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.   Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of an $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 125,774 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $1,387,499 Promissory Note which converts into 462,500 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 462,499 warrants which converts into 462,499 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 10,000 shares of common.  20,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 10,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 10,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

INTRODUCTION

ITEM 1. Security and Issuer

Plures Technologies Inc.

4070 West Lake Road, Canandaigua, NY 14424

ITEM 2. Identity and Background

(a)	RENN Capital Group, Inc.
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)
RENN is an Investment Adviser and Russell Cleveland is the President of RENN, RENN Global & serves on the board of RENN Entrepreneurial Fund Ltd.   Z. Eric Stephens is a Vice President of RENN and serves on the board of Plures Technologies Inc.

(d)	N/A
(e)	N/A
(f)	Texas

ITEM 3. Source and Amount of Funds or Other Consideration

On or about August 11, 2011, the Issuer effectuated a reverse stock split using a reverse split ratio of one (1) share for every four hundred (400) shares of Common Stock so that approximately 5,715,260 shares of Common Stock would be outstanding following the reverse stock split, including conversion of the Series A Preferred Stock into Common Stock.  As a result of the reverse split, RENN Global owned 115,772 and RUSGIT owned 351,679 shares of Common Stock.  On November 16, 2012, the Issuer entered into a series of agreements dated October 15, 2012 to raise capital.  The authorized amount of the secured convertible promissory notes is up to $2,500,000.  The term of the loan is 54 months and the interest is 2% per annum.  Principal and interest on the notes is payable at maturity.  The notes are convertible into Common Stock of the Issuer initially at a rate determined by dividing the principal amount of the notes and all accrued but unpaid interest by $3.00.  Each note is accompanied by a warrant to purchase a number of shares of Common Stock of the Issuer, equal to the number into which such note is convertible, at a price of $0.01 per share.  Both the note and the warrant are adjustable for stock splits, stock dividends, stock combinations and reclassifications.  On April 1, 2012, Z. Eric Stephens was granted 10,000 shares of Common Stock as payment in kind for service as a director of the Issuer.  5,000 of these shares were transferred to RENN Capital Group and to RENN Global respectively.  On May 24, 2012, RENN Entrepreneurial bought 83,333 shares of Common Stock along with a warrant to purchase 41,666 shares of Common Stock at $0.01 per share, in a private transaction with the Issuer.  As of October 15, 2012, RENN Global purchased a $112,500 convertible promissory note convertible into 37,500 shares of Common Stock and a warrant to purchase 37,500 shares of Common Stock, each at $0.01 per share, RUSGIT purchased a $637,499 convertible promissory note convertible into 212,500 shares of Common Stock and a warrant to purchase 212,500 shares of Common Stock each at $0.01 per share.  On December 3, 2012, RUSGIT purchased a $250,000 convertible promissory note convertible into 83,333 shares of Common Stock and a warrant to purchase 83,333 shares of Common Stock, each at $0.01 per share.  On January 7, 2013, RUSGIT purchased a $250,000 convertible promissory note convertible into 83,333 shares of Common Stock and a warrant to purchase 83,333 shares of Common Stock, each at $0.01 per share.  On February 8, 2013, RUSGIT purchased a $250,000 convertible promissory note convertible into 83,333 shares of Common Stock and a warrant to purchase 83,333 shares of Common Stock, each at $0.01 per share.  On February 18, 2013, Z. Eric Stephens was granted 10,000 shares of Common Stock as payment in kind for service as a director of the Issuer.  5,000 of these shares were transferred to RENN Capital Group and to RENN Global respectively.

ITEM 4. Purpose of Transaction

RENN Global, RUSGIT, RENN Entrepreneurial & RENN Capital Group does not have any plans or proposal as of the date hereof which result in any actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Company

(a)	The RENN Group of Funds beneficially owns 3,539,707 shares of Common Stock of the Company or approximately 73.9% of the issued and outstanding shares of the Common Stock of the Company.
(b)	RENN Group of Funds
(i)
RENN is an Investment Adviser and Russell Cleveland is the President of RENN, RENN Global & serves on the board of RENN Entrepreneurial Fund Ltd.   Z. Eric Stephens is a Vice President of RENN and serves on the board of Plures Technologies Inc.

(ii)
RENN Global has the sole power to dispose or to direct the disposition of 521,967 shares of common stock, RENN Entrepreneurial has the sole power to dispose or to direct the disposition of 124,999 shares of common stock, RUSGIT has the sole power to dispose or to direct the disposition of 2,883,311 shares of common stock and RENN Group has the sole power to dispose or direct the disposition of 10,000 shares of Common Stock.

(iii)	RENN Global, RENN Entrepreneurial, RUSGIT and RENN Group have the shared power to dispose or to direct the disposition of 3,539,707 shares of common stock.
(iv)
RENN Global has the sole power to vote or to direct the vote of 446,397, RENN Entrepreneurial has the sole power to vote or to direct the vote of 83,333 RUSGIT has the sole power to vote or direct the vote of 1,874,978 and RENN Group has the sole power to vote or direct the vote of 10,000 shares of the Company's Common Stock.

(v)	RENN Global, RENN Entrepreneurial, RUSGIT and RENN Group have the shared power to vote or to direct the vote of 2,414,708 shares of common stock
(c)	The information provided in response to Item 3 is incorporated herein by reference
(d)	N/A
(e)	N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits

 N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Global Entrepreneurs Fund Inc.

Date: March 6, 2013	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, CEO & Director

RENN Entrepreneurial Fund Ltd.

Date: March 6, 2013	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President

RENN Universal Growth Investment Trust PLC.

Date: March 6, 2013	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President of its Investment Adviser

RENN Capital Group Inc.

Date: March 6, 2013	By:	/s/ Russell Cleveland
	Name:	President & CEO

Z. Eric Stephens

Date: March 6, 2013	By:	/s/ Z. Eric Stephens
	Name:	Z. Eric Stephens

Russell Cleveland

Date: March 6, 2013	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland